UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

____________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated July 17, 2023 titled “GeoPark Announces Second Quarter 2023 Operational Update”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES SECOND QUARTER 2023 OPERATIONAL UPDATE

INCREASING ACTIVITY IN THE SECOND HALF OF 2023

ACCELERATING SHAREHOLDER RETURNS

Bogota, Colombia – July 17, 2023 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator, today announces its operational update for the three-month period ended June 30, 2023 (“2Q2023”).

All figures are expressed in US Dollars. Growth comparisons refer to the same period of the prior year, except when otherwise specified.

Oil and Gas Production

•	Consolidated average oil and gas production of 36,581 boepd, below its production potential of approximately 39,500-40,500 boepd, as previously announced on March 8, April 11 and May 3, 2023, mainly due to temporarily shut-in production in the CPO-5 block (GeoPark non-operated, 30% WI) in Colombia and to a lesser extent, in the Fell block (GeoPark operated, 100% WI) in Chile

•	9 rigs in operation in June 2023 (5 drilling rigs and 4 workover rigs), with 3 more rigs to be added in 3Q2023 (two drilling rigs and one workover rig)

Colombia - Llanos Basin

Llanos 34 block (GeoPark operated, 45% WI):

•	Average gross production of 55,307 bopd (up 1% vs 1Q2023)

•	Three drilling and four workover rigs currently in operation

•	Spudded a second horizontal development well in the Tigana Field

-	The well was drilled to a total depth of 14,030 feet and a horizontal lateral length of 1,680 feet

-	Total depth reached in July 2023, expecting to complete the well and initiate testing in late July 2023

-	Second horizontal well was drilled within budget and ahead of time. Also, was drilled 16% faster, 10% lower drilling costs, and with 32% longer lateral length as compared to the first horizontal well
-	The Company is evaluating drilling 3-4 additional horizontal wells in 2H2023

CPO-5 block:

•	Average gross production of 17,807 bopd (up 6% vs 1Q2023), below its production potential of approximately 25,000-26,000 bopd gross, due to shut-in production of the Indico 6 and Indico 7 wells

•	The operator is currently executing civil works and expects to resume production of the Indico 6 and Indico 7 wells in August 2023

-	These two wells were drilled in late 2022 and together tested over 11,000 bopd gross (or 3,300 bopd net to GeoPark). The wells are expected to stabilize production at approximately 8,000 bopd gross

-	The two wells remained shut in for most of 1H2023[1] after the regulator (ANH) asked the operator to suspend production pending completion of required surface facilities

•	Resuming drilling activities in 3Q2023 with one drilling rig, targeting to drill two wells in 2H2023

•	Pre-drilling activities underway for the Halcon 1 well, targeting an exploration prospect in the northern part of the block, close to the Llanos 34 block, expected to be spudded in September/October 2023

Llanos 87 block (GeoPark operated, 50% WI):

•	Additional drilling activities planned for 2H2023 updip of the Zorzal 1 well discovery, where there is incremental potential identified in the Barco formation (subject to joint venture partner approval)

1 Indico 6 was shut in in December 2022 and Indico 7 was shut in in early January 2023.

Llanos 123 block (GeoPark operated, 50% WI):

•	One drilling rig currently in operation

•	Saltador 1 exploration well was spudded in late May 2023 and reached total depth in early July 2023

•	Preliminary logging information indicated hydrocarbons in the Barco and Mirador formations

•	Testing activities are expected to start in July/August 2023

•	Pre-drilling activities underway, targeting to spud the Toritos 1 exploration well in August 2023

Llanos 124 block (GeoPark operated, 50% WI)

•	One drilling rig currently in operation

•	The Cucarachero 1 exploration well was spudded in July 2023 and is expected to reach total depth in August 2023

Llanos 86 and Llanos 104 blocks (GeoPark operated, 50% WI)

•	Preliminary activities currently underway targeting to acquire over 650 square kilometers of 3D seismic, expected to start in early 2024

•	Once executed, this project would be one of the three biggest onshore seismic acquisition projects in Colombia

•	3D seismic acquisition is expected to add additional exploration prospects to GeoPark’s deep organic exploration inventory in the Llanos basin. The Llanos 86 and Llanos 104 blocks are adjacent to the CPO-5 block

Colombia - Putumayo Basin

Platanillo block (GeoPark operated, 100% WI):

•	Average gross production of 2,456 bopd (up 8% vs 1Q2023) resulting from successful development drilling activities

Put-8 block (GeoPark operated, 50% WI):

•	Currently working on environmental licensing for the Bienparado exploration prospect

-	Public hearing held in July 2023, the final decision by the regulatory body is pending

Ecuador – Oriente Basin

Perico block (GeoPark non-operated, 50% WI)

•	Initiated drilling activities in July 2023, targeting to drill the Yin 2 development well and the Yang 1 exploration well in 3Q2023

Chile – Magallanes Basin

Fell block (GeoPark operated, 100% WI)

•	Ongoing commercial negotiations with ENAP, the oil offtaker in Chile, expecting to resume shut-in production of approximately 400 bopd in 3Q2023

•	Implemented a restructuring initiative in Chile in April 2023 to provide further cost reductions, in conjunction with a process to evaluate farm-out/divestment opportunities

Enhanced ESG Performance

•	Installed a photovoltaic solar system in the OBA export pipeline (running from the Platanillo block) that will allow GeoPark to reduce its GHG emissions and reduce energy and maintenance costs

2023 Work Program: Growing Production and Giving Back to Shareholders

•	2023 annual production guidance of 38,000-40,000 boepd

•	Fully-funded 2023 capital expenditures program of $180-200 million

•	At $80-90 per bbl Brent, GeoPark expects to generate an Adjusted EBITDA of $490-560 million and a free cash flow of $120-140 million[2]

•	Targeting to return approximately 40-50% of free cash flow after taxes to shareholders

2 Free cash flow is used here as Adjusted EBITDA less capital expenditures, mandatory interest payments and cash taxes. 2023 cash taxes include GeoPark’s preliminary estimates of the full impact of the new tax reform in Colombia, irrespective of the timing of its cash impact, expected in 2023 or early 2024. The Company is unable to present a quantitative reconciliation of the 2023 Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of its necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since free cash flow is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the 2023 free cash flow forecast. Adjusted EBITDA assumes a Brent to Vasconia differential averaging $4-5 per bbl from May to December 2023.

Accelerating Shareholder Returns While Maintaining a Strong Balance Sheet

•	Returned $15 million in cash dividends in 1H2023 ($7.5 million on March 31 and May 31, respectively, or an annualized dividend of approximately $30 million, a 5% dividend yield3)

•	Acquired 1.7 million shares for $18.6 million in 1H2023 ($7.5 million in 1Q2023 and $11.1 million in 2Q2023), representing approximately 3% of shares outstanding

•	Cash and cash equivalents of $86 million[4] as of June 30, 2023 (after paying approximately $88 million in cash taxes in 2Q2023)

Upcoming Catalysts

•	Drilling 20-25 gross wells in 2H2023, targeting attractive conventional, short-cycle development and exploration projects

•	Key projects include:

-	Llanos 34 block: Testing a second horizontal well and drilling 3-4 new horizontal wells

-	Llanos 87 block: Drilling the Zorzal 2 well (subject to joint venture partner approval)

-	CPO-5 block: Drilling two wells, including the Halcon 1 exploration well

-	Llanos 123 block: Testing the Saltador 1 exploration well and drilling the Toritos 1 exploration well

-	Llanos 124 block: Drilling the Cucarachero 1 exploration well

-	Perico block: Drilling the Yang 1 exploration well and the Yin 2 development well

Breakdown of Quarterly Production by Country

The following table shows production figures for 2Q2023, as compared to 2Q2022:

	2Q2023			2Q2022
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Chg.
Colombia	33,045	32,945	598	34,253	-4%
Ecuador	634	634	-	634	-
Chile	1,690	74	9,695	2,358	-28%
Brazil	1,212	19	7,160	1,695	-28%
Total	36,581	33,672	17,453	38,940	-6%

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 2,952 bopd in 2Q2023. No royalties were paid in kind in Ecuador, Chile or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 186 bopd.

Quarterly Production

(boepd)	2Q2023	1Q2023	4Q2022	3Q2022	2Q2022
Colombia	33,045	32,580	33,749	33,338	34,253
Ecuador	634	990	1,259	1,194	634
Chile	1,690	1,988	2,291	2,425	2,358
Brazil	1,212	1,020	1,134	1,439	1,695
Total [a]	36,581	36,578	38,433	38,396	38,940
Oil	33,672	33,801	35,451	34,875	35,238
Gas	2,909	2,777	2,982	3,521	3,702

a)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

3 Based on GeoPark’s average market capitalization from July 1 to July 12, 2023.

4 Unaudited.

Oil and Gas Production Update

Consolidated:

Oil and gas production in 2Q2023 was 36,581 boepd, down by 6% compared to 2Q2022, due to lower production in Colombia, Chile and Brazil and flat production in Ecuador. Oil represented 92% and 90% of total reported production in 2Q2023 and 2Q2022, respectively.

Compared to 1Q2023, consolidated oil and gas production was flat, resulting from increased production in Colombia and Brazil that was offset by lower production in Chile and Ecuador.

Colombia:

Average net oil and gas production in Colombia decreased by 4% to 33,045 boepd in 2Q2023 compared to 34,253 boepd in 2Q2022, mainly resulting from lower production in the Llanos 34 and CPO-5 blocks, partially offset by higher production in the Platanillo block.

Oil and gas production in GeoPark’s main blocks in Colombia:

•	Llanos 34 block net average production decreased by 3% to 24,888 bopd (or 55,307 bopd gross) in 2Q2023 compared to 2Q2022. Compared to 1Q2023, net average production increased by 1%

•	CPO-5 block net average production decreased by 12% to 5,342 bopd (or 17,807 bopd gross) in 2Q2023 compared to 2Q2022. As previously announced on March 8, April 11 and May 3, 2023, production in 1H2023 was below its production potential of 25,000-26,000 bopd gross due to shut-in production of the Indico 6 and Indico 7 wells. Compared to 1Q2023, net average production increased by 7% (1Q2023 production and operations were affected for 9 days by localized blockades)

•	Platanillo block average production increased by 12% to 2,456 bopd in 2Q2023 compared to 2Q2022. Compared to 1Q2023, net average production increased by 8%, mainly due to successful development drilling activities in 2023

Recent Activity in the Llanos and Putumayo Basins

Llanos 34 Block

•	Following the successful drilling and testing of the first horizontal development well, in early June 2023 GeoPark spudded a second horizontal development well in the Tigana field

-	The well was drilled to a total depth of 14,030 feet and a horizontal lateral length of 1,680 feet

-	Total depth was reached in July 2023 and the well is expected to be completed for initial testing in late July 2023

CPO-5 Block

•	The operator is currently executing required civil works and expects to resume production in the Indico 6 and Indico 7 wells in August 2023

•	Pre-drilling activities are currently underway to drill the Halcon 1 exploration well in September/October 2023

-	The Halcon exploration prospect is located in the northern part of the block, close to the Llanos 34 block

Llanos 87 Block

•	Targeting to drill the Zorzal 2 well, updip of the Zorzal 1 well discovery, where there is incremental potential identified in the Barco formation (subject to joint venture partner approval)

Llanos 123 Block

•	In 2Q2023 GeoPark drilled its first exploration well in the block, located to the west of the Llanos 34 block and adjacent to the Llanos 124 block

•	The Saltador 1 exploration well was spudded in late May and reached total depth in early July 2023

•	Preliminary logging information indicated hydrocarbons in the Barco and Mirador formations

•	Testing activities are expected to start in July/August 2023

•	The drilling rig will initiate mobilization in the upcoming weeks to spud the Toritos 1 exploration well, expected in August 2023

Llanos 124 Block

•	The Llanos 124 block is located adjacent to the west of the Llanos 34 block

•	In 2Q2023 GeoPark continued executing civil works and other pre-drilling activities to spud its first exploration well in the block in early 3Q2023

•	The Cucarachero 1 exploration well was spudded in July 2023 and is expected to reach total depth in August 2023

Llanos 86 and Llanos 104 Blocks

•	The Llanos 86 and Llanos 104 blocks are located adjacent to the east of the CPO-5 block

•	Preliminary activities currently underway to acquire over 650 square kilometers of 3D seismic, expected to be executed in early 2024

•	This 3D seismic acquisition is expected to add additional exploration prospects to GeoPark’s organic exploration inventory

Put-8 Block

•	Currently working on environmental licensing for the Bienparado exploration prospect

-	A public hearing was held on July 8, 2023

-	Final decision by the regulatory body, ANLA, is pending

Ecuador:

Average net oil production in Ecuador before the Government’s share reached 634 bopd in 2Q2023, (approximately 448 bopd after the Government’s share), flat compared to 2Q2022.

The Government’s production share varies with oil prices and is approximately 30-40% considering an Oriente crude oil price of $70-100 per bbl.

Drilling activities currently underway in the Perico block targeting to drill two wells in 3Q2023 (one development well, Yin 2, and one exploration well, Yang 1).

Chile:

Average net production in Chile decreased 28% to 1,690 boepd in 2Q2023 compared to 2,358 boepd in 2Q2022, resulting from the natural decline of the fields, limited drilling activities and temporarily shut-in oil production due to ongoing commercial negotiations with the oil offtaker. The production mix was 96% natural gas (vs 78% in 2Q2022) and 4% light oil (vs 22% in 2Q2022).

Commercial negotiations with the oil offtaker are currently ongoing and the Company expects to resume shut-in production of approximately 400 bopd in 3Q2023.

Brazil:

Average net production in the Manati field in Brazil decreased 28% to 1,212 boepd in 2Q2023 compared to 1,695 boepd in 2Q2022 due to limited gas demand, the natural decline of the field and maintenance activities affecting production in the Manati platform for 10 days during June 2023 and that were normalized by the end of June 2023.

The production mix was 98% natural gas (vs 99% in 2Q2022) and 2% oil and condensate (vs 1% in 2Q2022).

OTHER NEWS

Reporting Date for 2Q2023 Results Release, Conference Call and Webcast

GeoPark will report its 2Q2023 financial results on Wednesday, August 9, 2023, after the market close.

In conjunction with the 2Q2023 results press release, GeoPark management will host a conference call on August 10, 2023, at 10:00 am (Eastern Daylight Time) to discuss the 2Q2023 financial results.

To listen to the call, participants can access the webcast located in the “Invest with Us” section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/893129503

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 (404) 975-4839

International Participants: +1 (929) 526-1599

Passcode: 931988

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the “Invest with Us” section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Certain amounts included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief, or current expectations, regarding various matters, including expected future financial performance, capital expenditures, expected adjusted EBITDA and free cash flow generation, expected production guidance, drilling activities, demand for oil and gas, oil and gas prices, our work program and investment guidelines, regulatory approvals, reserves, exploration resources, the discretionary share buyback program and shareholder returns. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Verónica Dávila
	Name:	Verónica Dávila
	Title:	Chief Financial Officer

Date: July 17, 2023